									Exhibit 12.1
ELDORADO RESORTS, INC.

Ratio of Earnings to Fixed Charges

	Year ended December 31,
(dollars in thousands)	2017		2016		2015		2014		2013
(unaudited)
Earnings available for fixed charges:
Pre-tax (loss) income before (loss) income from unconsolidated affiliates and noncontrolling interests	$(42,963)		$38,046		$41,143		$(15,156)		$15,542
Add: Fixed charges (from below)	100,262		50,941		61,876		30,752		15,681
Add: Distributions from unconsolidated affiliates	-		-		-		509		1,626
Less: Capitalized interest	-		-		(151)		-		-
Less: Net loss - noncontrolling interest	-		-		-		103		-
Total earnings available for fixed charges	$57,299		$88,987		$102,868		$16,208		$32,849
Fixed charges:
Interest expense	100,262		50,941		61,725		30,752		15,681
Capitalized interest	-		-		151		-		-
Total fixed charges	$100,262		$50,941		$61,876		$30,752		$15,681
Ratio of earnings to fixed charges	-	(a)	1.7	x	1.7	x	-	(a)	2.1	x
(Deficiency) excess of fixed charges over earnings	$(42,963)		$38,046		$40,992		$(14,544)		$17,168
(a) Due to our pre-tax loss in 2017 and 2014, the ratio coverage for both years was less than 1:1.